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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                           U.S. WIRELESS DATA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        NO PAR VALUE CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   912 899 101
                          ----------------------------
                                 (CUSIP Number)

   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 MARCH 15, 1999
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13d, and is filing this schedule because of Sections 240.13d-1(e), 240.13d(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D


CUSIP No.     912 899 101                                     PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).
      Liviakis Financial Communications, Inc. 68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            OO, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          498,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            498,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      498,000
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     912 899 101                                     PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).
      John M. Liviakis
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
            PF, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          3,911,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          498,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            3,911,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          498,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,409,000
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     912 899 101                                     PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).
      Renee A. Liviakis
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          498,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          498,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      498,000
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
--------------------------------------------------------------------------------

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this amended statement relates is No Par Value Class A Common Stock (the "Common Stock"), issued by U.S. Wireless Data, Inc., a Colorado corporation (the "Corporation"). The principal offices of the Corporation are located at 2200 Powell Street, Suite 800, Emeryville, California 94608.

2.       IDENTITY AND BACKGROUND.

         This amended statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), and Renee A. Liviakis ("RAL"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

         LFC's President is JML, and its Chief Financial Officer, Treasurer and Secretary is RAL. JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL, respectively. JML and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         Prior to his resignation on March 15, 1999, Robert B. Prag ("RBP") was an executive officer and director of LFC. As such, RBP had filed jointly with LFC, JML and RAL a statement on Schedule 13D with respect to the Corporation's Common Stock. With his resignation, RBP disaffirms any joint actions with LFC, JML and RAL with respect to the Corporation or its Common Stock, and LFC, JML and RAL disaffirm any joint actions with RBP with respect to the Corporation or its Common Stock. Any group status that may have existed with respect to LFC, JML and RAL, on the one hand, and RBP, on the other, in regard to the Corporation's Common Stock terminated upon the resignation of RBP as an executive officer and director of LFC. All further filings by RBP with respect to transactions in the Corporation's Common Stock will be filed, if required, by RBP in his individual capacity.

         During the last five years, none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Consulting Agreement dated as of July 25, 1997 by and between the Corporation and LFC (the "Consulting Agreement"), the Corporation has issued an aggregate of 300,000 shares of the Corporation's Common Stock. Seventy-five percent of the shares so issued, or 225,000 shares, have been issued to LFC. Under the Consulting Agreement, LFC agreed to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is filed as Exhibit 1 to Schedule 13D.

         In addition, JML purchased shares of Common Stock and warrants to purchase shares of Common Stock from the Corporation in private transactions. Pursuant to a Subscription Agreement between the Corporation and JML entered into August 6, 1997 (the "JML Subscription Agreement"), on August 6, 1997 JML purchased, for an aggregate purchase price of $375,000, 2,625,000 shares of Common Stock and warrants first exercisable on January 15, 1998 and expiring August 1, 2002 to purchase up to 1,200,000 additional shares of Common Stock at an exercise price of One Cent ($0.01) per share ("Warrants"). On May 12, 1998, JML exercised all 1,200,000 Warrants and thereby purchased 1,200,000 shares of Common Stock. Copies of the JML Subscription Agreement and the certificate representing Warrants are filed as Exhibits 2 and 4 to the Schedule 13D, respectively.

         By letter dated October 20, 1997 from JML and RBP to the Corporation (the "October 20 Letter"), JML agreed to certain modifications in the terms of the Warrants and the JML Subscription Agreement, which resulted in a postponement of the date on which the Warrants were first exercisable to February 6, 1998. A copy of the October 20 Letter is filed as Exhibit 6 to the
Schedule 13D.

         On July 16, 1998, the Corporation and LFC completed the execution and delivery of a second Consulting Agreement dated and effective as of June 30, 1998 (the "Extended Consulting Agreement"). Pursuant to the Extended Consulting Agreement, the Corporation on September 8, 1998, delivered an aggregate of 290,000 shares of the Corporation's Common Stock. Seventy-five percent of such shares, or 217,500, were issued to LFC. Under the Extended Consulting Agreement, LFC undertakes to continue performance of certain investor communications, financial and investor public relations, and related services for the Corporation through March 15, 1999. A copy of the Extended Consulting Agreement is filed as Exhibit 7 to Schedule 13D.

         In September and December 1998, JML purchased 30,000 and 56,000 shares of Common Stock, respectively, in open market transactions. In December 1998 and January 1999, LFC purchased 40,500 and 15,000 shares of Common Stock, respectively, in open market transactions.

         This Amendment No. 5 to Schedule 13D reports 3,911,000 shares of the Corporation's Common Stock owned by JML and 498,000 shares of the Corporation's Common Stock owned by LFC.

         The 442,500 shares of Common Stock which LFC has received pursuant to the Consulting Agreement and the Extended Consulting Agreement have been issued by the Corporation to LFC in consideration of services rendered by LFC. 55,500 shares of Common Stock owned by LFC were purchased by LFC in open market transactions at an aggregate cost of $160,093. The source of funds used in purchasing such securities was LFC's working capital.

         2,625,000 shares of Common Stock owned by JML were acquired, together with 1,200,000 Warrants, by JML from the Corporation at an aggregate cost of Three Hundred Seventy-Five Thousand Dollars ($375,000). The 1,200,000 Warrants were exercised for an aggregate exercise price of Twelve Thousand Dollars ($12,000) to purchase 1,200,000 shares of Common Stock. 86,000 shares of Common Stock owned by JML were purchased by JML in open market transactions at an aggregate cost of $285,017. The source of funds used in purchasing such securities was JML's personal funds.

4.       PURPOSE OF TRANSACTION.

         JML and LFC hold the shares of Common Stock owned by them, respectively, for investment purposes. LFC, JML and RAL may acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

         LFC, JML and RAL have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         JML has the sole power to direct the vote or disposition of the 3,911,000 shares of Common Stock of the Corporation owned by JML. LFC has the sole power to direct the vote or disposition of the 498,000 shares of Common Stock of the Corporation owned by LFC. LFC's power to direct the vote or disposition of shares will be exercised through its officers and directors. LFC disclaims any beneficial interest in any shares of Common Stock owned by JML.

         The 3,911,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 28.8% of that class of securities. The 498,000 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 3.7% of that class of securities. The 4,409,000 shares of Common Stock which JML and LFC in the aggregate own, and as to which JML or LFC has the sole power to direct the vote or disposition, represent approximately 32.5% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 13,586,124 shares of Common Stock which the Corporation reported were outstanding on December 31, 1998 in its Quarterly Report on Form 10- QSB for the quarter ended December 31, 1998.

         During the past sixty days, LFC, JML and RAL have not engaged in any transactions in Common Stock.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In the Consulting Agreement, the Subscription Agreements and the certificates representing the Warrants, the Corporation has granted to LFC and JML rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

         Except as described above, there are no contracts, arrangements, understandings or relationships between any of the persons named in Item 2 above and any other person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Consulting Agreement between the Corporation and LFC dated July 25, 1997.

         Exhibit 2 - Subscription Agreement between the Corporation and JML entered into August 6, 1997.

         Exhibit 3 - Subscription Agreement between the Corporation and RBP entered into August 6, 1997.

         Exhibit 4 - Certificate representing Warrants to purchase shares of the Corporation's Common Stock.

         Exhibit 5 - Joint Filing Agreement of LFC, JML, RAL and RBP pursuant to Rule 13d-1(f).

         Exhibit 6 - Letter dated October 20, 1997 from JML and RBP to the Corporation modifying certain terms of the Subscription Agreements (Exhibits 2 and 3) and Warrants (Exhibit 4).

         Exhibit 7 - Consulting Agreement between the Corporation and LFC dated and effective as of June 30, 1998.

         Exhibit 8 - Joint Filing Agreement of LFC, JML and RAL pursuant to Rule 13d-1(k)(1).


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 1999            LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                 By: /s/ John M. Liviakis
                                     --------------------------------
                                       John M. Liviakis, President


                                         /s/ John M. Liviakis
                                 ------------------------------------
                                           John M. Liviakis


                                        /s/ Renee A. Liviakis
                                 ------------------------------------
                                          Renee A. Liviakis


                                          /s/ Robert B. Prag
                                 ------------------------------------
                                            Robert B. Prag

                                    EXHIBIT 8
                             JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc., John M. Liviakis and Renee A. Liviakis (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of U.S. Wireless Data, Inc., a Colorado corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

         Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement this twenty-third day of March, 1999.

                                 LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                 By: /s/ John M. Liviakis
                                     --------------------------------
                                          John M. Liviakis

                                      /s/ John M. Liviakis
                                 ------------------------------------
                                          John M. Liviakis

                                      /s/ Renee A. Liviakis
                                 ------------------------------------
                                          Renee A. Liviakis